BOFI HOLDING, INC.

Investor Presentation

September 2016

NASDAQ: BOFI

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2016. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

BOFI HOLDING

Fiscal 2016 Fourth Quarter Highlights Compared with Prior Year's Fiscal Quarter

Asset Growth



$ Millions
8,000
6,000
4,000
2,000
0
5,824
7,601
30.5%
Q4 2015
Q4 2016

Deposit Growth



$ Millions
8,000
6,000
4,000
2,000
0
4,452
6,044
35.8%
Q4 2015
Q4 2016

Net Income



$ Millions
40
30
20
10
0
24.4
29.7
21.9%
Q4 2015
Q4 2016

Diluted EPS



$ Diluted EPS
0.50
0.40
0.30
0.20
0.10
0.00
0.39
0.46
17.9%
Q4 2015
Q4 2016

Return on Equity = 17.91%

Return on Assets = 1.57%

Diluted EPS and Return on Equity Have Been Consistently Strong

Diluted EPS (FY)


$ Per Share
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
34% CAGR
0.58
0.72
0.96
1.34
1.85
2012
2013
2014
2015
2016

Return On Average Equity (FY)


Percent
20.00
19.50
19.00
18.50
18.00
17.50
17.00
16.50
16.00
15.50
16.95
17.57
17.89
18.34
19.43
2012
2013
2014
2015
2016

Corporate Profile and Vision

Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $7.6 billion asset savings and loan holding company[1]
- 15-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in San Diego, CA
- 647 employees ($11.7 million in assets per employee)[1]
- Market Capitalization of $1.35 billion[2]

1. As of 06/30/2016
2. As of 09/09/2016 closing price of $21.35 per share

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial...

SNL FINANCIAL
#1 BANK WINNER
BEST OF THE BIGGEST
THRIFT CATEGORY
★ 2012 ★ 2013 ★ 2014 ★ 2015 ★

2015 The Best of the Biggest Thrifts

The best of the biggest public thrifts

The top public thrifts by financial performance for calendar-year 2015, based on a ranking of the 50 largest companies in the sector

2015 rank	2014 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($B)	ROAA (%)	ROATCE (%)	Efficiency ratio (%)	TBV per share median 3-year growth (%)	NCOs/ avg. loans (%)	NPLs/ loans (%)
1	1	Bofl Holding Inc. (BOFI)	San Diego, CA	169.04	6.66	1.70	18.65	33.50	30.20	-0.01	0.46
2	2	Hingham Institution for Savings (HIFS)	Hingham, MA	139.86	1.77	1.18	14.81	36.18	13.58	-0.01	0.32

1 Bofl Holding, Inc. (BOFI) CA 169.04 6.66 1.70 18.65 33.50 30.20 -0.01 0.46

#1

2014 The Best of the Biggest Thrifts

The best of the biggest (part 1)

The 100 largest public thrifts by asset size*, ranked by financial performance for calendar-year 2014 (1-25)

2014 rank	2013 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV per share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ average loans (%)
1	1	Bofl Holding Inc. (BOFI)	San Diego, CA	172.94	5,194.7	1.56	18.23	27.77	34.40	0.79	0.03
2	2	Hingham Institution for Savings (HIFS)	Hingham, MA	170.27	1,552.2	1.52	19.30	12.80	41.53	0.46	0.00
4	4	Dime Community Bancshares Inc.	Brooklyn, NY	104.58	4,497.1	1.03	11.18	8.14	46.29	0.52	-0.01

1 Bofl Holding, Inc. (BOFI) CA 172.94 5,194.7 1.56 18.23 27.77 34.40 0.79 0.03

#1

2013 The Best of the Biggest Thrifts

The best of the biggest (part 1)

The 100 largest public thrifts by asset size, ranked by financial performance for calendar-year 2013 (1-25)

2013 rank	2012 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Bofl Holding Inc. (BOFI)	San Diego, CA	167.418	3,568.3	1.54	17.79	15.36	40.70	0.63	0.03
2	3	Hingham Institution for Savings (HIFS)	Hingham, MA	134.003	1,356.4	1.07	13.52	12.80	42.80	0.83	-0.01

1 Bofl Holding, Inc. (BOFI) CA 167.418 3,568.3 1.54 17.79 15.36 40.70 0.63 0.03

#1

Source: SNL Financial

...and is also a Top Performer among the Broader Universe of all Public Banks and Thrifts

2014 rank	2013 rank		Total assets ($000)	2013 ROAE (%)	2013 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	79	Central Pacific Financial Corp., Honolulu, HI	$4,741,198	27.7	3.73	28.96	21.6	74.39	2.47
2	N/A	Palmetto Bancshares, Inc., Greenville, SC	$1,090,229	26.06	2.53	26.36	15.5	77.24	5.45
3	N/A	First National Community Bancorp, Inc., Dunmore, PA	$1,003,808	18.72	0.67	17.8	11.6	101.74	0.99
4	4	BofI Holding, Inc., San Diego, CA	$3,568,299	17.97	1.6	20.28	15.7	41.12	0.64
5	29	Southside Bancshares, Inc., Tyler, TX	$3,445,663	16.5	1.22	19.59	21.7	63.62	0.89
6	6	Bank of the Ozarks, Inc., Little Rock, AR	$4,787,068	15.5	2.04	26.64	17.1	47.71	0.26
7	63	Western Alliance Bancorporation, Phoenix, AZ	$9,307,095	14.34	1.35	2.79	12.4	55.6	2.45
8	16	First Financial Bankshares, Inc., Abilene, TX	$5,222,208	13.75	1.64	26.42	17	52.2	1.05
9	11	Hingham Institution for Savings, Hingham, MA	$1,356,441	13.63	1.06	4.14	13.8	43.26	0.55
10	23	Alerus Financial Corporation, Grand Forks, ND	$1,380,733	13.58	1.54	63.97	14.3	74.03	0.57

Source: ABA Banking Journal, May 2014

Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 95% on ROE means that the Bank outperformed 95% of all banks. The 16% G&A ranking means that only 16% of banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.89%	0.75%	92%
Return on equity	22.62%	6.69%	95%
G&A	1.48%	2.60%	16%
Efficiency ratio	30.57%	68.48%	4%

Source: Uniform Bank Performance Report (UBPR) as of 06/30/16
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 06/30/16

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	**BofI[1] (%)**	**Banks $1-$10bn[2] (%)**
Net interest income	3.76	3.40
Salaries and benefits	0.81	1.47
Premises and equipment	0.15	0.33
Other non-interest expense	0.58	1.05
Total non-interest expense	**1.54**	**2.85**
Core business margin	**2.22**	**0.55**

1. For the three months ended 6/30/16 - the most recent data on FDIC website "Statistics on Depository Institutions Report" BofI Federal Bank only, excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 6/30/16. Total of 505 institutions $1-$10 billion

Diversified Branchless Deposit Businesses

Deposit	Key Elements
Consumer direct internet brands	• Demographically targeted brands • Differentiated products with turn-down product options
Distribution Partners	• Exclusive relationships with significant brands, groups, or employees • Exclusive relationships with financial planners through BofI Advisor
Business banking	• Business banking with full suite of cash management services
Specialty deposits	• 1031 exchange firms • Title and escrow companies • HOA and property management • IOLTA accounts
BIN sponsorship	• Prepaid program managers with focus on large national programs

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth


$ Thousands
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1,615,088
2,091,999
3,041,536
4,451,917
6,044,051
39.1%
4-yr CAGR
2012
2013
2014
2015
2016

	2012	2013	2014	2015	2016
% CDs	57%	50%	26%	18%	17%
% Borrowings	23%	23%	22%	14%	11%

Future Plans

- Enhanced digital marketing
- Products and technology integration targeted to specific industry groups
- Create differentiated consumer and business technology platform
- Focus on customer and user experience
- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

June 30, 2016

100% of Deposits = $6.0 billion



Savings - IRA
Time deposits
17%
5%
Checking and other demand deposits
42%
36%
Savings

Checking Growth (6/2013-06/2016) = 537%

Savings Growth (6/2013-06/2016) = 287%

BofI Customer Base and Deposit Volume is Well Distributed Throughout the United States



United States
Montana
North Dakota
South Dakota
Idaho
Wyoming
Nevada
New Mexico
Texas
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Nuevo León
Sinaloa
Durango
Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000
Number of Accounts
1
10
25
50
90

BofI Deposits Have National Reach With Customers in Every State

BofI Business and Consumer Deposit Base is Well Diversified by Product Type


Consumer Deposits By Account Type
Savings- IRA
9%
Checking and other demand deposits
22%
Savings & MMDA
47%
Time Deposits
21%


Business Deposits By Account Type
Checking and other demand deposits
64%
Savings & MMDA
22%
Time Deposits
14%

As of quarter end 6/30/16

BofI Customers are Highly Engaged

Customer Engagement Results

Engagement	Low Activity	High Activity		
Attributes	Low Activity User	Basic User	Engaged	Elite Engaged
Engagement Score (0-100)	0s	0 < S < 30	30 ≤ S < 60	≥ 60
Average Lifetime Balance	$300	$1000	$6,000	$50,000
Average # of Services Used	-	< 1	4	8
Average # of POS	-	< 1	10	24
% of Total Population	23%	13%	41%	24%
% of Total Balance	0%	1%	17%	82%
Retention	Moderate	Moderate	High	High

65% of Population or 99% of Balance are Overall High Engagement

Note: Study conducted on Rewards Checking customers

We are Building a Better Real-Time Data Engine to Drive Customer Touch-Points Based on a Wide Range of Data Sources



Inbound
Outbound
Direct Mail
EMail
Call Center
Website
Mobile app/ SMS
Direct Mail
EMail
Call Center
Website
Mobile app/ SMS

- Advanced multichannel integration
- Pervasive analytics utilizing customer data, microsegmentation and predictive modeling
- Real time interactions management for increased conversion rates
- Product offerings and pricing schemes, based on microsegments and optimized by channel

Organizational Structure To Be World Class Digital Bank


Product Development (In-House Apps)
• Robo-advisor
• Trusts
Cross-sell
• Auto
• IRA
• Mortgage
Core Platform
App Store Management
• Third party
Personalization & Segmentation
• Real-time retention
• Next-best action
• Transaction mining

Advanced Data Analytics Provides Key Insights Into Customer Engagement, Profitability, and Retention to Enhance Customer Lifetime Throughout the Bank

Framework for Data Analysis



Internal & External Databases
Evaluate assumptions & identify key learnings
Data aggregation & analysis
Analytics as a Key Asset
Predict customer behavior based on insights
Transform data into insights
CRM Tools

Key Learnings

- Retention & Attrition Drivers to Boost Long-Term Customer Engagement
- Customer Segmentation Methodology to Understand Usage & Behavior
- Profitability Analysis at the Individual Customer Level
- Streamlined Acquisition Process via Lookalike Modeling & Sales Efficiencies

Customers Prefer to Become Aware of Financial Products and Services through Electronic Channels


% of customers
Email
Online
Telephone call/online chat/
video conference
In person with account specialist
In person with teller
36
11
6
15
11
0
10
20
30
40
53% electronic
26% in person

Source: Mercator Advisory Group Customer Monitor Survey Series, Banking and Channels 2013, Question 27

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]



100
75
50
25
0
15% of transactions at branches
~85% of transactions non-branch
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Actual
Forecast
Mobile
Online
ATM
Call center
Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

Deposit	-7% to -9%
Withdrawal	-3% to -6%
Check cashing	-17% to -19%
Total	-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas.

2. Represents the average annual change measured in 2008-2011

Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

Service Charges/Total Deposits (%)


%
0.8
0.6
0.4
0.2
0.0
0.65%
0.40%
2002
2012

Cost Per Transaction


$
4
3
2
1
0
$3.97
$0.59
$0.56
$0.10
Branch
ATM
Online/ mobile
Call center

Source: FDIC; Baird estimates; PNC population

Diversified Fee / Non-Interest Income

Fee Income	Sub-categories	% Fee Income at 6/30/2015*	% of Fee Income At 6/30/2016*
Mortgage Banking	Agency Jumbo Multifamily	47%	17%
Gain on Sale - Other	Structured Settlement Other	18%	24%
Deposit/ Service Fees	Treasury Consumer Deposit Prepaid Tax Payments	21%	55%
Prepayment Fee		14%	4%

* Excludes securities income

Diverse Lending Business

Lending	Segment	Product	Highlights
Lending	Single family	Gain-on-sale Mortgage Banking	• Internet and affinity lead sources • Self-service operation • Low-fixed costs
		Jumbo	• High-end portfolio lender – "Common Sense" underwriting – Q4 2016 average LTV of 63%
		Warehouse Lending	• Product provides vertical integration and strengthens mortgage banking relationships
	Commercial Real Estate	Multifamily Small Balance Commercial	• High quality originators with average experience of 15+ years • Call center based originators • Highly ranked website - apartmentbank.com • 12-year history as portfolio bank • High credit quality • Q4 2016 average LTV of 57% and DSCR of 1.42%
	C&I Lending	Lender Finance	• Real estate and tax lien secured • Consumer receivable secured • Business loan secured
		ABL	• Lower and middle market asset-based lending
		Factoring	• Insurance company secured receivables • Healthcare receivables • Other high credit quality receivables
		Bank Loans	• Syndicated cash-flow loans
	Consumer	Auto	• Incubation business • Strong affinity fit
		Overdraft Lines	• Important component of deposit value proposition

Loan Diversity – June 30, 2016

Loan Portfolio[1]

100% = $6,402 Million



Factoring
2%
Multifamily
21%
CRE/Home Equity/Consumer and Other
3%
C&I - SF Lender Finance
6%
C&I
8%
SF - Residential
60%

1. Gross loans before premiums, discounts and allowances

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$4,928,618
$5,225,319
$5,645,272
$6,034,700
$6,354,679
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016

Average Loan to Value		Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016
	Multifamily	52%	52%	52%	52%	54%
	Single family	58%	57%	57%	58%	58%

7 Key Digital Evolution Strategies

- Enhanced digital marketing technology stack
- Integrations with BI tool to data warehouse
- Enterprise CRM growth platform for web traffic growth

- Major focus of UI- User Interface, UX – User Experience web design
- Hired Web UI and UX talent
- Driving consistent user experience across all major touch-points



1
Infrastructure
2
Data
3
Content
4
Business Process
5
Analytical strategy
6
Social and mobile strategy
7
User experience
DIGITAL STRATEGY

- Data Driven Marketing
- Persona tailored interactions
- Linked CRMs
- Results oriented data focused testing on variables- BI- Business Intelligence, analytics, reporting

- Social media engagement and listening
- Responsive design-mobile first
- Digital app store
- Focused CX- customer experience on seamless mobile functionality

- Optimized SEO – Search Engine Optimization for organic growth and keyword monitoring
- Enterprise content management (e.g., web, Microsites, landing pages blogs, social media)
- Enhanced touch point methodology

- Value stream productivity analysis
- Pin point cost efficiencies and improvements in workflow
- Streamlined compliance, review and approval methodology
- Drive more efficient work at a cost effective ROI

- Multi-dimensional analysis by data tracking strings for campaigns, improvements to geo-locate, customer type, product, traffic source path

Bank Provides Appropriate Resources to Manage Credit and Compliance Risk

Department FTEs	June 30, 2013	June 30, 2014	June 30, 2015	June 30, 2016
Credit and Quality Control	27	41	57	65
Risk, Internal Asset Review, Compliance, Audit and BSA	16	26	35	44

What is an Integrated Governance, Risk & Compliance Tool?

Management Framework	Standardized Risk Scoring	Training	Tools and Techniques
• 3,000+ processes	• Numerical ratings for each process • Based on Assurance Findings	• Ongoing deployment of assurance resources to address root cause failures	• Single IT infrastructure (Archer) for monitoring process compliance • Enhanced management reporting and business intelligence

Scalable Infrastructure to Support "Big Bank' Growth Objectives and Continuing Efficiencies

Credit Monitoring & Management Oversight

Single Family Residential

- Portfolio level monitoring with individual loan reviews completed on an exception basis (i.e. delinquency, FICO/LTV degradation).
- FICO pulled twice a year
- AVMs ordered twice a year
- Super jumbo loans receive complete annual loan review, including updated credit report
- Pledged assets receive refreshed CLTV rations on a semiannual basis
- Portfolio-level review performed quarterly

Multi-Family

- Risk based annual loan review process, with 4 levels depending on financial performance & risk triggers
- Updated financials at least annually
- Updated AVM twice a year
- FICO pulled twice a year
- Updated credit report and property inspections requested based on risk triggers
- Classified loans receive quarterly review
- Portfolio-level review performed quarterly
- Stress testing performed 2x/year

C&I - Bridge

- Loan reviews at least quarterly
- Project updates at least quarterly
- Updated financials at least annually
- Site visits & inspections for development projects

C&I – Lender Finance

- Loan reviews at least quarterly
- Updated financials at least quarterly
- Borrowing base / custodial reports at least monthly
- Continuous collateral analytics, with quarterly validation

List is a sampling and is not meant to be comprehensive

Multi-family Stress Testing

CCAR Scenario Summary Results

Scenario	PD (%)	LS (%)	EL (%)	EL ($M)
CCAR Baseline	1.67	27.83	0.46	5.24
CCAR Adverse	1.87	29.57	0.55	6.26
CCAR Severe	2.15	31.56	0.68	7.65

Summary Analysis

- Stress testing allows the portfolio to be examined for adverse macroeconomic conditions.
- Stress testing was performed on the Multi-family portfolio for the 2014-2015 fiscal year
- CCAR scenarios reflect variables & limits currently set by the Federal Reserve Bank
- Under the most severe scenario, the Bank's Estimated Loss would be .68%, or $7.65M annually
- These modeled losses do not include additional support from guarantors
- Expected Loss is minimal due to low LTV% and strong DSCR

PD = Probability of Default; LS = Loss Severity; EL = Estimated Loss

Best-in-Class Loan Quality

Total Net Charge-Offs Annualized [1]


(%)
1
0
0.02
0.22
BofI
Banks $1-10 bn

Loans in non-accrual to total loans[1]


(%)
2
1
0
0.49
1.04
BofI
Bank $1-10 bn

1. As reported in FDIC SDI report at 06/30/16. Total charge-offs annualized for BofI reflects only net charge-offs and does not include write-downs arising from transfers of loans to held-for-sale accounts. Total of 505 institutions included in the $1-$10 billion group.

H&R Block Benefits

Strategic Benefits

- Exclusive cross-sell opportunities for mortgages, IRAs and potentially other products (*) to 1/6 of US households served by H&R Block
- 257,000 new deposit accounts with cross-marketing opportunities
- Adds consistent, high margin fee-based revenues over 7-year term
- Strategic partnership with iconic brand

*****_After OCC review_

Financial Benefits

- $31-$34 million annual projected revenues from three initial products
  - ❑ $13-$16 million after-tax income
  - ❑ Excludes potential benefits from low-cost deposits & future cross-sell opportunities
- $419 million IRA and Emerald Card deposits
  - ❑ No deposit premium paid
  - ❑ 11 basis points average cost
- Significantly accretive to ROE and efficiency ratio

Our H&R Block Partnership Will Allow Us to Reach Over 20 Million Potential Customers

H&R Block Overview

- 10,213 U.S branches
- Files 1 in every 7 U.S. tax returns
- 19.7 million U.S. tax returns per year
- 83% of customers receive a refund
- 35% franchise-owned
- 2,400 employees
- 1.3 million visits per month on HRB website
- Social media
  - 28,600 Twitter Followers
  - 463,000 Facebook fans
  - 1.7 Million views on YouTube

Opportunities

- Cross-sell to existing customer base
- Acquire new customers through different sources
  - Branches
  - Software
  - Digital Channels
- Engage franchisees and employees
- Use web real estate to market products

Source: H&R Block

Engaging HRB Customers with the Right Offer at the Right Time

Leads/ Referrals

Remarketing & Marketing Database

Data Append & Segmentation

Targeted Customer Offers

Delivery Method



HRB Visitors 20MM
Customer Segmentation
Real-time Propensity Marketing Mix Models
Purchase/ Mortgage
Deposits
IRA Account
Other Lending

Over the Last Five Years, BofI Has Successfully Started New Products, Added Distribution Channels, and Completed Acquisitions

	2010	2011	2012	2013	2014	2015	2016
New product	• Agency mortgage • Structured settlement	• Business banking • Lottery	• Warehouse Lending	• Treasury/ cash manage-ment • C&I • Prepaid • Agency Servicing retention	• Small balance CRE	• Auto	
Distribution/ channel	• Costco • Retail agency mortgage	• BofI advisor	• Netbank • Retail Structured settlement	• UFB Direct • Bank X • IRA	• Virtus	• Wholesale agency	
M&A				• Principal Bank	• Union Federal	• H&R Block	• Leasing

Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@bofi.com